 June 17, 2020

VIA EDGAR

Laura Crotty

Division of Corporation Finance, Division of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navidea Biopharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 3, 2020

File No. 333-238911

Dear Ms. Crotty :

On behalf of Navidea Biopharmaceuticals, Inc., a Delaware Corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 15, 2020 (the “Staff Letter”), regarding Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company with the Commission on June 3, 2020.

Responses to these comments are set forth in this letter and in Amendment No. 1 to the Registration Statement filed by the Company with the Commission on June 17, 2020 (“Amendment No. 1”).

For the convenience of the Staff, the comment from the Staff Letter corresponds to the numbered paragraph in the Staff Letter and is restated in italics prior to the response to such comment.

Registration Statement on Form S-1, filed on June 3, 2020

Incorporation of Certain Information by Reference, page 23

1.

Please amend the list of documents incorporated by reference into the registration statement to include Exchange Act filings made between the time the registration statement was initially filed and effectiveness. In this regard, we note that the Company filed a Form 8-K on June 4, 2020. Note that your statement on the top of page 24 that "all documents subsequently filed" are incorporated by reference only covers Exchange Act reports made after the effective time of the registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to the sections of the Registration Statement entitled “Incorporation of Certain Information by Reference” beginning on page 23 of Amendment No. 1.

Exhibits

2.

We note that Section 7 of Article VII of the Amended and Restated By-laws of the Company designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action or proceeding brought on behalf of the corporation." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised disclosures to the section of the Registration Statement entitled “Description of Securities” beginning on page 17 of Amendment No. 1, as reflected on Exhibit A hereto. Exhibit A is marked to show the differences between the proposed revisions and the applicable disclosure from the initial Registration Statement.

The Company intends to inform investors of the exclusive forum provision in future filings by including corresponding disclosure in “Item 1A–Risk Factors” of the Company’s next Quarterly Report on Form 10-Q under the Exchange Act.

We appreciate the Staff’s comments and request the Staff contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905 or the undersigned at (614) 551-3416 with any questions or comments regarding this letter.

Very truly yours, NAVIDEA BIOPHARMACEUTICALS, INC. By: /s/ Jed A. Latkin Name: Jed A. Latkin Title: Chief Executive Officer, Chief Operating Officer & Chief Financial Officer

cc:      Faith Charles, Thompson Hine LLP

Exhibit A

DESCRIPTION OF SECURITIES

General

The following description of our capital stock is only a summary and is subject to the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the report to which this exhibit is attached.

Our authorized capital stock consists of:

●	300,000,000 shares of common stock, $0.001 par value per share; and

●	5,000,000 shares of undesignated preferred stock, $0.001 par value per share, of which we have designated 420,000 as Series C Preferred.

Common Stock

Dividends

Subject to the rights and preferences of any outstanding preferred stock, each share of common stock is entitled to receive, when and as declared by the board of directors, out of our available assets at such time, such dividends as may be declared from time to time by the board of directors. We have never paid dividends on our common stock and do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth.

Liquidation

If our company is liquidated, any assets that remain after the creditors are paid, and the owners of preferred stock receive any liquidation preferences, will be distributed to the owners of our common stock pro-rata. Neither the merger or consolidation by us into or with any other corporation, nor the merger or consolidation of any other corporation into or with us, nor the sale, lease, exchange or other disposition (for cash, shares of stock, securities, or other consideration) of all or substantially all our assets, will be deemed to be a dissolution, liquidation, or winding up of our business, whether voluntary or involuntary.

Voting Rights

Each share of our common stock entitles the owner to one vote. There is no cumulative voting. Our directors are elected by a plurality of the votes of the shares present in person or represented by proxy at meetings of our stockholders and entitled to vote in the election of directors.

Preemptive Rights

Owners of our common stock do not have any preemptive rights. We may sell shares of our common stock to third parties without first offering it to current stockholders.

Redemption Rights

We do not have the right to buy back shares of our common stock except in extraordinary transactions such as mergers and court approved bankruptcy reorganizations. Owners of our common stock do not ordinarily have the right to require us to buy their common stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights

Shares of our common stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Market Information

Our common stock is listed on the NYSE American under the symbol “NAVB.”

Transfer Agent and Registrar

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, located at One State Street, 30th Floor, New York, NY 10004. Their telephone number is (212) 509-4000.

Blank Check Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue “blank check” preferred stock. The board of directors may divide this stock into series and set their rights.

Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to determine and alter all rights, preferences, and privileges and qualifications, limitations, and restrictions thereof (including, without limitation, voting rights and the limitation and exclusion thereof).

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire, or could adversely affect the rights of our common stockholders by restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

All shares of preferred stock offered hereby will, when issued, be fully paid and non-assessable and, unless otherwise stated in a prospectus supplement relating to the series of preferred stock being offered, will not have any preemptive or similar rights. We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the specific terms of each series of our preferred stock, including the price at which the preferred stock may be purchased, the number of shares of preferred stock offered, and the terms, if any, on which the preferred stock may be convertible into common stock or exchangeable for other securities.

Description of Series C Preferred

On May 7, 2020, Navidea filed with the Secretary of State of the State of Delaware a Certificate of Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series C Redeemable Convertible Preferred Stock (the “Series C Preferred Certificate”). The Series C Preferred Certificate authorizes 420,000 shares of Series C Preferred and establishes the rights and preferences of the Series C Preferred, including as follows:

●	Except with respect to transactions that may adversely affect any right, preference, privilege or voting power of the Series C Preferred, the Series C Preferred has no voting rights.

●

Whenever Navidea’s board of directors declares a dividend on Navidea’s common stock, each record holder of a share of Series C Preferred on the record date set by the board will be entitled to receive an amount equal to such dividend declared on one share of common stock multiplied by the number of shares of common stock into which such share of Series C Preferred could be converted on the record date, without regard to any conversion limitations in the Series C Preferred Certificate.

●

Holders of the Series C Preferred may convert some or all of the Series C Preferred into shares of the Company’s common stock at a 10% discount to market, provided that Navidea may not issue such Conversion Shares in excess of 19.99% of the number of shares of Company common stock outstanding (the “Exchange Cap”), which is a cap of 4,586,790 Shares issuable to Keystone Capital under the Purchase Agreement, without shareholder approval (which Navidea is not required to seek). In the event that (a) Navidea does not have enough Shares registered for resale so as to allow for a requested conversion and immediate resale, or (b) if the number of Shares issued to Keystone Capital reaches the Exchange Cap, then the Company will be required to redeem the difference in cash at $11 per share of Series C Preferred, but only if, when and to the extent that Navidea has received cash proceeds as a result of the judgment entered by the Ohio Court of Common Pleas in Case No. 18-CV-003097 being affirmed.

●

At no time may a holder of Series C Preferred convert shares of Series C Preferred (or have its Series C Preferred redeemed) if the number of shares of Company common stock to be issued pursuant to such conversion or redemption, when aggregated with all other shares of Company common stock owned by such holder at such time, would result in the holder owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) more than 4.99% of all of the Company common stock outstanding at such time; provided, however, that such holder may waive this limitation by providing the Company with sixty-one (61) days’ prior notice. Notwithstanding the foregoing, in no instance may the Company issue shares of common stock to any holder of Series C Preferred if as a result such holder would be the beneficial owner of more than 9.99% of all of the Company common stock outstanding at such time. This 9.99% limitation may not be waived.

●	The Company has the right to redeem any outstanding shares of Series C Preferred at any time at a price of $11 per share, payable in cash or in registered shares of common stock.

Anti-Takeover Charter Provisions and Laws

Some features of our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”), which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid. See the section entitled “Risk Factors”.

Limitations on Stockholder Actions

Our certificate of incorporation provides that stockholder action may only be taken at a meeting of the stockholders. Thus, an owner of a majority of the voting power could not take action to replace the board of directors, or any class of directors, without a meeting of the stockholders, nor could he amend the bylaws without presenting the amendment to a meeting of the stockholders. Furthermore, under the provisions of the certificate of incorporation and bylaws, only the board of directors has the power to call a special meeting of stockholders. Therefore, a stockholder, even one who owns a majority of the voting power, may neither replace sitting board of directors members nor amend the bylaws before the next annual meeting of stockholders.

Advance Notice Provisions

Our bylaws establish advance notice procedures for the nomination of candidates for election as directors by stockholders, as well as for other stockholder proposals to be considered at annual meetings. Generally, we must receive a notice of intent to nominate a director or raise any other matter at a stockholder meeting not less than 120 days before the first anniversary of the mailing of our proxy statement for the previous year’s annual meeting. The notice must contain required information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

Delaware Law

We are incorporated in Delaware, and as such are subject to Section 203 of the DGCL, which provides that a corporation may not engage in any business combination with an interested stockholder during the three years after the stockholder becomes an interested stockholder unless:

●	the corporation’s board of directors approved in advance either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	the interested stockholder owned at least 85 percent of the corporation’s voting stock at the time the transaction commenced; or

●	the business combination is approved by the corporation’s board of directors and the affirmative vote of at least two-thirds of the voting stock which is not owned by the interested stockholder.

An interested stockholder is anyone who owns 15% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation’s voting stock at any time within the previous three years; and the affiliates and associates of any those persons. Section 203 of the DGCL makes it more difficult for an interested stockholder to implement various business combinations with our Company for a three-year period, although our stockholders may vote to exclude it from the law’s restrictions.

Classified Board

Our certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. There are currently four directors. Two classes are comprised of two directors each and a third class is currently vacant. At each annual meeting of stockholders, the terms of one class of directors will expire and the newly nominated directors of that class will be elected for a term of three years. The board of directors will be able to determine the total number of directors constituting the full board of directors and the number of directors in each class, but the total number of directors may not exceed nine nor may the number of directors in any class exceed six. No reduction in the total number of directors or in the number of directors in a given class will have the effect of removing a director from office or reducing the term of any then-sitting director. Stockholders may only remove directors for cause. If the board of directors increases the number of directors in a class, it will be able to fill the vacancies created for the full remaining term of a director in that class even though the term may extend beyond the next annual meeting. The directors will also be able to fill any other vacancies for the full remaining term of the director whose death, resignation or removal caused the vacancy.

A person who has a majority of the voting power at a given meeting will not in any one year be able to replace a majority of the directors since only one class of the directors will stand for election in any one year. As a result, at least two annual meeting elections will be required to change the majority of the directors by the requisite vote of stockholders. The purpose of classifying the board of directors is to provide for a continuing body, even in the face of a person who accumulates a sufficient amount of voting power, whether by ownership or proxy or a combination, to have a majority of the voting power at a given meeting and who may seek to take control of our Company without paying a fair premium for control to all of the owners of our common stock. This will allow the board of directors time to negotiate with such a person and to protect the interests of the other stockholders who may constitute a majority of the shares not actually owned by that person. However, it may also have the effect of deterring third parties from making takeover bids for control of our Company or may be used to hinder or delay a takeover bid.

Exclusive Forum Selection

Our Amended and Restated By-Laws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for

(i)	any derivative action or proceeding brought on behalf of the Company,

(ii)	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the corporation's stockholders,

(iii)	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or

(iv)	any action asserting a claim governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This choice of forum provision does not preclude or contract the scope of exclusive federal jurisdiction for any actions brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and the Company does not intend for the exclusive forum provision to apply to Exchange Act claims. Additionally, this choice of forum provision will not apply to claims as to which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. In addition, our stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Subject to the foregoing, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to this provision of our Amended and Restated By-Laws.